Filed Pursuant to Rule 433

Registration Statement No. 333-172327

ALCOA INC.

FINAL TERM SHEET

Dated: April 13, 2011

Issuer:	Alcoa Inc.

Title of Securities:	5.40% Notes due 2021

Trade Date:	April 13, 2011

Settlement Date (T+6):	April 21, 2011

Maturity Date:	April 15, 2021

Coupon (Interest Rate):	5.400%

Aggregate Principal Amount Offered:	$1,250,000,000

Price to Public (Issue Price):	99.848% of principal, plus accrued interest, if any, from April 21, 2011

Benchmark Treasury:	3.625% UST due February 15, 2021

Benchmark Treasury Price and Yield:	101-09;3.470%

Spread to Benchmark Treasury:	+195 bps

Yield to Maturity:	5.420%

Interest Payment Dates:	Semi-annually in arrears on April 15 and October 15 of each year, commencing October 15, 2011

Long-term Debt Ratings:	Baa3 by Moody’s Investors Service, Inc.
BBB- by Standard & Poor’s Ratings Services
BBB- by Fitch Ratings

Optional Redemption:	Make-whole at T + 30 bps at any time before January 15, 2021; par call at any time on or after January 15, 2021.

Change of Control Offer:	If a change of control triggering event occurs with respect to the notes, the issuer will be required, subject to certain conditions, to offer to repurchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase (all as described in the issuer’s Preliminary Prospectus Supplement dated April 13, 2011)

Bookrunners:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. Incorporated
Credit Suisse Securities (USA) LLC
RBS Securities Inc.

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Barclays Capital Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
ANZ Securities, Inc.
Banco Bilbao Vizcaya Argentaria, S.A.
BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
Goldman, Sachs & Co.
UBS Securities LLC
Commerz Markets LLC
Banca IMI S.p.A.
SMBC Nikko Capital Markets Limited
SG Americas Securities, LLC
U.S. Bancorp Investments, Inc.
The Williams Capital Group, L.P.

CUSIP/ISIN:	013817AV3 / US013817AV33

UNDERWRITING: As a result of the addition of several co-managers, some of which are not U.S. registered broker-dealers, the following language will be added under the heading “Underwriting” in the prospectus supplement:

“Certain of the underwriters are not U.S. registered broker-dealers and, therefore, to the extent that they offer or sell any of the notes in the United States, they will do so only through one or more U.S. registered broker-dealers in accordance with applicable U.S. law.”

DELIVERY OF THE NOTES:

Delivery of the notes is expected on or about April 21, 2011, which will be the 6th business day following the date of pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes on the pricing date or the next succeeding two business days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from either Citigroup Global Markets Inc. by calling toll-free at 1-877-858-5407, J.P. Morgan Securities LLC by calling collect 1-212-834-4533 or Morgan Stanley & Co. Incorporated by calling toll-free at 1-866-718-1649.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.